                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                            CYBEX INTERNATIONAL, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   23252E 10 6
                                 (CUSIP Number)


                              James H. Carll, Esq.
         Archer & Greiner, One Centennial Square, Haddonfield, NJ 08033
                                 (609-795-2121)

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 3, 1998
                          (Date of Event which Requires
                            Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box[ ].

Check the following box if a fee is being paid with this statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on the following pages)
                               Page 1 of 13 Pages

_______________________________________________________________________________

CUSIP NO. 23252E 10 6                13D
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                UM Holdings, Ltd. 22-1982496
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  [ ]
           (See Instructions)                                  (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS (See Instructions)
                00
______________________________________________________________________________

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                New Jersey
_______________________________________________________________________________
               |     |
               |  7  |   SOLE VOTING POWER
               |     |       Zero
    NUMBER OF  |_____|________________________________________________________
     SHARES    |     |
  BENEFICIALLY |  8  |   SHARED VOTING POWER
    OWNED BY   |     |       Zero
     EACH      |_____|________________________________________________________
   REPORTING   |     |
  PERSON WITH  |  9  |   SOLE DISPOSITIVE POWER
               |     |       Zero
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       Zero
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  0
______________________________________________________________________________

   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)                           [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.00%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON (See Instructions)
                  HC and CO
______________________________________________________________________________

_______________________________________________________________________________

CUSIP NO. 23252E 10 6                13D
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                UM Equity Corp. 22-3343565
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  [ ]
           (See Instructions)                                  (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS (See Instructions)
                00
______________________________________________________________________________

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
_______________________________________________________________________________
               |     |
               |  7  |   SOLE VOTING POWER
               |     |       4,173,056
    NUMBER OF  |_____|________________________________________________________
     SHARES    |     |
  BENEFICIALLY |  8  |   SHARED VOTING POWER
    OWNED BY   |     |       Zero
     EACH      |_____|________________________________________________________
   REPORTING   |     |
  PERSON WITH  |  9  |   SOLE DISPOSITIVE POWER
               |     |       4,173,056
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       Zero
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  4,173,056
______________________________________________________________________________

   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)                           [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  48.0%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON (See Instructions)
                  CO
______________________________________________________________________________

_______________________________________________________________________________

CUSIP NO. 23252E 10 6                13D
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                UM Investment Corp. 51-0266463
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  [ ]
           (See Instructions)                                  (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS (See Instructions)
                WC
______________________________________________________________________________

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
_______________________________________________________________________________
               |     |
               |  7  |   SOLE VOTING POWER
               |     |       5,000
    NUMBER OF  |_____|________________________________________________________
     SHARES    |     |
  BENEFICIALLY |  8  |   SHARED VOTING POWER
    OWNED BY   |     |       Zero
     EACH      |_____|________________________________________________________
   REPORTING   |     |
  PERSON WITH  |  9  |   SOLE DISPOSITIVE POWER
               |     |       5,000
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       Zero
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  5,000
______________________________________________________________________________

   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)                           [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.06%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON (See Instructions)
                  CO
______________________________________________________________________________

_______________________________________________________________________________

CUSIP NO. 23252E 10 6                13D
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                John Aglialoro - ###-##-####
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  [ ]
           (See Instructions)                                  (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS (See Instructions)
                00
______________________________________________________________________________

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                U.S.A.
_______________________________________________________________________________
               |     |
               |  7  |   SOLE VOTING POWER
               |     |       3,666
    NUMBER OF  |_____|________________________________________________________
     SHARES    |     |
  BENEFICIALLY |  8  |   SHARED VOTING POWER
    OWNED BY   |     |       Zero
     EACH      |_____|________________________________________________________
   REPORTING   |     |
  PERSON WITH  |  9  |   SOLE DISPOSITIVE POWER
               |     |       3,666
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       Zero
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,666
______________________________________________________________________________

   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)                           [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.04%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON (See Instructions)
                  IN
______________________________________________________________________________

_______________________________________________________________________________

CUSIP NO. 23252E 10 6                13D
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                Joan Carter - ###-##-####
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  [ ]
           (See Instructions)                                  (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS (See Instructions)
                00
______________________________________________________________________________

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                U.S.A.
_______________________________________________________________________________
               |     |
               |  7  |   SOLE VOTING POWER
               |     |       749
    NUMBER OF  |_____|________________________________________________________
     SHARES    |     |
  BENEFICIALLY |  8  |   SHARED VOTING POWER
    OWNED BY   |     |       Zero
     EACH      |_____|________________________________________________________
   REPORTING   |     |
  PERSON WITH  |  9  |   SOLE DISPOSITIVE POWER
               |     |       749
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       Zero
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  749
______________________________________________________________________________

   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)                           [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.009%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON (See Instructions)
                  IN
______________________________________________________________________________

         The Statement on Schedule 13-D dated May 23, 1997 (the "Schedule 13-D"), is hereby amended as follows:

Item 2 - Identity and Background.

         Item 2 of the Schedule 13-D is hereby amended to read in its entirety as follows:

         "This Statement is filed jointly by UM Equity Corp., a Delaware corporation ("UME"), UM Investment Corporation, a Delaware corporation ("UMI"), UM Holdings, Ltd., a New Jersey corporation ("UM"), John Aglialoro and Joan Carter.

         "The principal business of UME, which is a wholly-owned subsidiary of UM, is maintaining and managing investments. Its principal business and office address is 103 Springer Boulevard, 3411 Silverside Road, Wilmington, Delaware 19810.

         "The principal business of UMI, which is a wholly-owned subsidiary of UM, is maintaining and managing investments. Its principal place of business and office address is 103 Springer Boulevard, 3411 Silverside Road, Wilmington, Delaware 19810.

         "UM is a holding company. Companies which it owns or in which it has a substantial equity interest provide services to the pharmaceutical industry, provide management services to providers of executive physicals and related services, manufacture and sell exercise equipment, operate a commercial airline, develop, sell and distribute proprietary concrete products and provide specialized staffing services. Its principal business and office address is 56 Haddon Avenue, Haddonfield, New Jersey O8033.

         "John Aglialoro and Joan Carter, who are married, own substantially all of the outstanding capital stock of UM and accordingly are controlling persons of UM.

         "Schedule I hereto sets forth the following information with respect to such shareholders and each director and executive officer of UM, UME and UMI (each of whom is a citizen of the United States):

         (a) name;

         (b) business address;

         (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         "During the past five years neither UMI, UM, UME, Mr. Aglialoro, nor Ms. Carter, nor to the best of their respective knowledge, any person named in
Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws".

Item 4 - Purpose of Transactions.

         Item 4 of the Schedule 13-D is hereby amended by adding the following additional paragraph:

         "UM issued a press release on August 3, 1998 (a copy of which is attached to this Schedule as Exhibit 2), announcing that it intends from time to time to acquire up to an additional 1,000,000 shares of Cybex common stock. It is UM's contemplation that the stock purchases will be effectuated through UMI. The timing and amount of the stock purchases will depend upon market and other factors and, based upon such factors, UM may from time-to-time choose to maintain its then present level of investment or choose to sell a portion of its shares of Common Stock."

Item 5- Interest in Securities of the Issuer.

         Item 5 of the Schedule 13-D is hereby amended to read in its entirety as follows:

         "UME owns 4,173,056 shares of the Common Stock, representing 40.0% of the outstanding Common Stock (all percentages set forth herein being based upon the outstanding shares as indicated in CYBEX's most recent available filing with the Securities and Exchange Commission).

         "UMI owns 5,000 shares of the Common Stock, representing 0.06% of the outstanding Common Stock.

         John Aglialoro owns 3,366 shares of the Common Stock, representing 0.04% of the outstanding Common Stock.

         Joan Carter owns 749 shares of the Common Stock, representing 0.009% of the outstanding Common Stock.

         "Each of UME, UMI, Mr. Aglialoro and Ms. Carter possesses the sole power to vote or to direct the vote and to dispose or to direct the disposition of all shares of Common Stock owned by it.

         "Neither UM, UME, UMI, Mr. Aglialoro nor Ms. Carter nor, to the best of their respective knowledge, any of the persons listed on Schedule I hereto, beneficially owns any shares of Common Stock, except (i) as listed above, (ii) 2,749 shares owned by Mr. Carll, (iii) options to acquire 42,730 shares held by Mr. Hicks, and (iv) 749 shares owned by Mr. Hicks."

Item 7 - Material to be Filed as Exhibits.

         Exhibit 1 - Joint Filing Agreement dated August 3, 1998.


         Exhibit 2 - Press Release of UM Holdings, Ltd.

-------------------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 1998            /s/ John Aglialoro
                                 -------------------------
                                 John Aglialoro,
                                 Individually and as Chairman,
                                 UM Holdings, Ltd., UM Equity Corp.
                                 and UM Investment Corporation


                                 /s/ Joan Carter
                                 -------------------------
                                 Joan Carter, Individually

                                   SCHEDULE I
                 Shareholders, Directors and Executive Officers
                                       of
                                 UM, UME and UMI


                                                              Relationship
                                                              to UM, UME                Principal
Name                       Business Address                    and UMI                  Occupation (1)
----                       ----------------                   -------------             --------------


John Aglialoro             UM Holdings, Ltd.                  Shareholder,              Chairman
                           56 Haddon Avenue                   Director and              of UM
                           Haddonfield, NJ 08033              Executive Officer
                                                              of UM; Director
                                                              and Executive
                                                              Officer of UME
                                                              and UMI

Joan Carter                UM Holdings, Ltd.                  Shareholder,              President of UM
                           56 Haddon Avenue                   Director and
                           Haddonfield, NJ 08033              Executive Officer
                                                              of UM; Director
                                                              and Executive
                                                              Officer of UME
                                                              and UMI

Arthur W. Hicks, Jr.       UM Holdings, Ltd.                  Executive Officer         Chief Financial
                           56 Haddon Avenue                   of UM; Executive          Officer of UM
                           Haddonfield, NJ 08033              Officer and
                                                              Director of UME
                                                              and UMI

James H. Carll             Archer & Greiner                   Director of UM,           Member of the
                           One Centennial Square              UME and UMI               Law Firm of
                           Haddonfield, NJ  08033                                       Archer & Greiner

(1) Address of employer is same as the individual's business address.

                                    EXHIBIT I

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-l(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock of CYBEX International, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this third day of August, 1998.

                                   UM HOLDINGS, LTD.
                                   By: /s/ John Aglialoro
                                           ------------------------
                                           John Aglialoro, Chairman


                                   UM EQUITY CORPORATION

                                   By: /s/ John Aglialoro
                                           ------------------------
                                           John Aglialoro, Chairman


                                   UM INVESTMENT CORPORATION

                                   By: /s/ John Aglialoro
                                           ------------------------
                                           John Aglialoro, Chairman


                                       /s/ John Aglialoro
                                           ------------------------
                                           John Aglialoro, Individually

                                       /s/ Joan Carter
                                           ------------------------
                                           Joan Carter, Individually

                                    EXHIBIT 2

             UM HOLDINGS, LTD. ANNOUNCES THAT IT INTENDS TO ACQUIRE
                  ADDITIONAL SHARES OF THE COMMON STOCK OF
                            CYBEX INTERNATIONAL, INC.



         Haddonfield, N.J., August 3, 1998 - UM Holdings, Ltd., which is the beneficial owner of approximately 48% of the outstanding common stock of Cybex International, Inc. (AMEX:CYB), today announced that it intends to from time to time acquire up to an additional one million shares of Cybex common stock. Cybex currently has approximately 8.7 million shares of stock outstanding.

         John Aglialoro, Chairman of UM Holdings, Ltd., stated: "We believe that Cybex represents an attractive investment opportunity. For this reason, we have decided to increase our investment position in the company. While the timing and amount of these stock purchases will depend upon market and other factors, we do not intend to acquire more than an additional one million shares of the stock."

         Cybex International, Inc. is a leading strength and cardiovascular equipment company providing customers with premium quality, professional performance products for the commercial and consumer markets. UM Holdings, Ltd is a private investment company located in Haddonfield, New Jersey.